AUGUSTA

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

YAUQ 000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
CANADA

Security Class COMMON

Holder Account Number

C9999999999 I ND

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# Form of Proxy - Annual and Special Meeting to be held on June 12, 2012

## This Form of Proxy is solicited by and on behalf of Management.

### Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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**Proxies submitted must be received by 10:00 AM Vancouver Time, on Friday, June 8, 2012.**

## VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

**To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

**1-866-732-VOTE (8683) Toll Free**

**To Vote Using the Internet**

- Go to the following web site: www.investorvote.com

**If you vote by telephone or the Internet, DO NOT mail back this proxy.**

**Voting by mail** may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

**Voting by mail or by Internet** are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your **CONTROL NUMBER** listed below.

**CONTROL NUMBER 23456 78901 23456**

SAM SAMPLE

C9999999999

IND C02

## Appointment of Proxyholder

I/We, being holder(s) of Augusta Resource Corporation hereby appoint: Gilmour Clausen, or failing him, Richard Warke,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of Augusta Resource Corporation to be held at the Terminal City Club in the Atkins Room, 837 West Hastings Street, Vancouver, BC, V6C 1B6, on June 12, 2012 at 10:00 AM (Vancouver Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

| | For | Against |
|---|---|---|
| **1. Number of Directors**<br>To set the number of Directors at 8. | ☐ | ☐ |

**2. Election of Directors**

| | For | Withhold | | For | Withhold | | For | Withhold |
|---|---|---|---|---|---|---|---|---|
| 01. Timothy C. Baker | ☐ | ☐ | 02. Gilmour Clausen | ☐ | ☐ | 03. Donald B. Clark | ☐ | ☐ |
| 04. W. Durand Eppler | ☐ | ☐ | 05. Christopher M. H. Jennings | ☐ | ☐ | 06. John R. Brodie | ☐ | ☐ |
| 07. Robert P. Wares | ☐ | ☐ | 08. Richard W. Warke | ☐ | ☐ | | | |

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| | For | Withhold |
|---|---|---|
| **3. Appointment of Auditors**<br>Appointment of Ernst & Young LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. | ☐ | ☐ |

| | For | Against |
|---|---|---|
| **4. Stock Option Plan, as amended**<br>To pass an ordinary resolution to reconfirm and approve the Corporation's Stock Option Plan, as amended, as more particularly set out in the Management Proxy Circular accompanying this Notice of Meeting. | ☐ | ☐ |

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| | For | Against |
|---|---|---|
| **5. Restricted Share Unit and Restricted Share Plan, as amended**<br>To pass an ordinary resolution to reconfirm and approve the Corporation's Restricted Share Unit and Restricted Share Plan, as amended, as more particularly set out in the Management Proxy Circular accompanying this Notice of Meeting. | ☐ | ☐ |

**Authorized Signature(s) - This section must be completed for your instructions to be executed.**

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

DD / MM / YY

AUGUSTA

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

YAUQ 000002

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
AUSTRALIA

Security Class COMMON

Holder Account Number

C9999999999 IND

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# Form of Proxy - Annual and Special Meeting to be held on June 12, 2012

## This Form of Proxy is solicited by and on behalf of Management.

### Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 10:00 AM Vancouver Time, on Friday, June 8, 2012.

## VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

**To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

312-588-4290 Direct Dial

**To Vote Using the Internet**

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

**Voting by mail** may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

**Voting by mail or by Internet** are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SAM SAMPLE

C9999999999

IND C02

## Appointment of Proxyholder

I/We, being holder(s) of Augusta Resource Corporation hereby appoint: Gilmour Clausen, or failing him, Richard Warke,

OR

**Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.**

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of Augusta Resource Corporation to be held at the Terminal City Club in the Atkins Room, 837 West Hastings Street, Vancouver, BC, V6C 1B6, on June 12, 2012 at 10:00 AM (Vancouver Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

| | For | Against |
|---|---|---|
| **1. Number of Directors**<br>To set the number of Directors at 8. | ☐ | ☐ |

**2. Election of Directors**

| | For | Withhold | | For | Withhold | | For | Withhold |
|---|---|---|---|---|---|---|---|---|
| 01. Timothy C. Baker | ☐ | ☐ | 02. Gilmour Clausen | ☐ | ☐ | 03. Donald B. Clark | ☐ | ☐ |
| 04. W. Durand Eppler | ☐ | ☐ | 05. Christopher M. H. Jennings | ☐ | ☐ | 06. John R. Brodie | ☐ | ☐ |
| 07. Robert P. Wares | ☐ | ☐ | 08. Richard W. Warke | ☐ | ☐ | | | |

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| | For | Withhold |
|---|---|---|
| **3. Appointment of Auditors**<br>Appointment of Ernst & Young LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. | ☐ | ☐ |

| | For | Against |
|---|---|---|
| **4. Stock Option Plan, as amended**<br>To pass an ordinary resolution to reconfirm and approve the Corporation's Stock Option Plan, as amended, as more particularly set out in the Management Proxy Circular accompanying this Notice of Meeting. | ☐ | ☐ |

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| | For | Against |
|---|---|---|
| **5. Restricted Share Unit and Restricted Share Plan, as amended**<br>To pass an ordinary resolution to reconfirm and approve the Corporation's Restricted Share Unit and Restricted Share Plan, as amended, as more particularly set out in the Management Proxy Circular accompanying this Notice of Meeting. | ☐ | ☐ |

**Authorized Signature(s) - This section must be completed for your instructions to be executed.**

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

9 9 9 9 9    1 4 2 9 2 4    1 P D I Z    A R 0    Y A U Q